Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222612

PROSPECTUS SUPPLEMENT NO. 4

TO THE PROSPECTUS DATED JANUARY 26, 2018

Pershing Gold Corporation

This Prospectus Supplement No. 4 updates, amends and supplements our Prospectus dated January 26, 2018 (the “Prospectus”).

We have attached to this Prospectus Supplement No. 4 the Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 27, 2018. The attached information updates, amends and supplements the Prospectus.

This Prospectus Supplement No. 4 should be read in conjunction with the Prospectus as previously supplemented. To the extent information in this Prospectus Supplement No. 4 differs from, updates or conflicts with information contained in the Prospectus as previously supplemented, the information in this Prospectus Supplement No. 4 is the more current information.

Investing in our common stock involves a high degree of risk. You should review carefully the “Risk Factors” beginning on page 6 of the Prospectus and on page 17 of our Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 28, 2018, for a discussion of certain risks that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 4, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 23, 2018

Pershing Gold Corporation

(exact name of registrant as specified in its charter)

Nevada	000-54710	26-0657736
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1658 Cole Boulevard Building 6 - Suite 210 Lakewood, Colorado	80401
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (720) 974-7248

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 23, 2018, Jeffrey Clevenger was appointed to the Board of Directors (the “Board”) of Pershing Gold Corporation (the “Company”). Mr. Clevenger has been appointed to serve on the Company’s Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee.

Mr. Clevenger does not have a family relationship with any member of the Board nor any executive officer of the Company, and has not been a participant or had any interest in any transaction with the Company that is reportable under Item 404(a) of Regulation S-K. There is no arrangement or understanding between any of the Company’s directors, officers and Mr. Clevenger pursuant to which he was selected to serve as a director of the Company.

In connection with his appointment to the Board, the Board will grant Mr. Clevenger restricted stock units equal in value to $25,000 pursuant to the Company’s 2013 Equity Incentive Plan (each unit consisting of the right to receive one share of the Company’s common stock). The units will vest in substantially equal installments on the first three anniversaries of the date of Mr. Clevenger’s appointment to the Board, subject to acceleration upon termination of service on the Board or upon a change of control. The restricted stock units will be settled by the issuance of common stock upon termination of service on the Board or upon a change of control.

Mr. Clevenger will receive compensation as a non-employee director in accordance with the Company's director compensation policies. The compensation for all non-employee directors includes a $25,000 annual cash retainer and a $1,000 cash fee for attendance at each Board and committee meeting. Directors may elect to receive restricted stock units in lieu of cash. Non-employee directors are also eligible to receive annual grants of restricted stock units in such amounts and with such vesting provisions as are determined annually by the Compensation Committee and the Board of Directors. For each vested restricted stock unit, the non-employee director is entitled to receive one unrestricted share of common stock upon termination of the director’s service on our Board. Directors eligible to receive other equity awards, including stock options, under our equity incentive plans, as determined from time to time by the Board of Directors.

As previously reported, on March 8, 2018, the Company received notice from Nasdaq confirming that, as a result of the resignation of Alex Morrison, one of the Company’s independent directors, on February 23, 2018, the Company was not in compliance with Nasdaq's audit committee requirements as set forth in Nasdaq's Listing Rule 5605. As a result of Mr. Clevenger’s appointment to the Audit Committee, there are now three independent directors serving on the Audit Committee, and therefore the Company has regained compliance with Nasdaq's audit committee requirements as set forth in Nasdaq's Listing Rule 5605(c)(2) within the cure period provided by Nasdaq.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 26, 2018

PERSHING GOLD CORPORATION

By:	/s/ Eric Alexander
Eric Alexander
Vice President Finance and Controller